Exhibit (e)(6)

Cadbury Holdings Limited Cadbury House Sanderson Road Uxbridge Middlesex UB8 1DH United Kingdom t +44 (0) 1895 615000 f +44 (0) 1895 615001 w www.cadbury.com
Strictly Personal — Addressee Only
Mr Andrew Bonfield
199 Highland Terrace
Princeton
New Jersey 058540
USA
5 December 2008
Further to recent discussions, I am writing to describe our offer of employment and the major features of your new appointment:
Role, Appointment Date, Location & Reporting Line
I am pleased to confirm our formal offer of employment to you in relation to the position of Chief Financial Officer Designate, Cadbury plc (“the Company”), based at our Global Headquarters in Uxbridge, United Kingdom.
In this capacity you will report to me and immediately become a member of the Chief Executive’s Committee. We would like your appointment to commence on 16 February 2009. This will enable you to prepare for and attend our Board Committee and Board meetings on 18 and 19 February, as an observer. It will also enable you to observe and participate in our 2008 Full Year Results presentation on 25 February and the subsequent Investor Relations Roadshow which would end 6 March. Following these events, your induction will continue through March and April, meeting people, travelling, and acquainting yourself with the business first hand.
Following Ken Hanna’s retirement on 30 April 2009, you would then join the Main Board of the Company as Chief Financial Officer and your appointment to the Board will be submitted to shareowners for approval at the AGM in May 2009.
Registered in England and Wales, no. 52457. Registered address: Cadbury House, Sanderson Road, Uxbridge, Middlesex, UB8 1DH, United Kingdom

Broadband and Base Salary
Your broadband will be CEC and then Main Board. Your annual base salary, effective from your Appointment Date, will be £600,000 and will normally be paid at 4-weekly intervals. The next review of salary will take place in the first quarter of 2010, with any adjustment to take effect from Period 4, 2010.
Annual Incentive Plan (AIP)
You will be eligible to participate in the AIP and your target award for 2009 will be calculated on the basis of an assumed entry to the plan from 1 January 2009.
The target award is 100% of annual base salary and there is the opportunity to earn up to 200% of base salary if results are exceptional.
The level of award depends on Company performance and payment of any award under the AIP is at the discretion of the Company’s Remuneration Committee.
Any payment is normally made in March and is based on your base salary as at the end of the previous year.
Full details of the 2009 arrangements, including specific performance targets, will be provided to you once the full details of the plan have been agreed by the Remuneration Committee.
Bonus Share Retention Plan (BSRP)
You will be eligible to participate in the BSRP.
This is a plan that allows senior executives to defer some or their entire AIP awards into Cadbury plc shares and receive a Company match after three years. The basic match is 40% (i.e., two shares for every five deferred). Higher levels of match (of up to 100%) may be made subject to the achievement of specified performance hurdles.
The next grant applicable to you would be March 2010 and should you elect to participate, this would be on the basis of your 2009 AIP award.
Long Term Incentive Plan (LTIP)
You will be eligible to participate in the Long Term Incentive Plan (LTIP) which is a plan for senior executives aimed at ensuring the proper alignment of goals between the Company and our shareowners.
You will participate in the LTIP on the basis of an entry date to the plan of 1 January, 2009 and this will result in a pro-rated award for and participation in the 2008/10 cycle but full participation in the 2009/11 cycle of the LTIP. Your maximum award will be based on an award of 160% of base salary.
Transitional Award
Your first award under the Cadbury share-based incentive plans, if earned, will be in early 2010. To assure your nexus of interest with shareowners and executive colleagues, the Company will provide a special grant of 200,000 Cadbury plc shares under the International Share Award Plan (ISAP).

Such ISAP shares will vest according to the schedule below, provided you are still in employment with the Cadbury Group at that time:
•	50,000 shares after 12 months from the Appointment Date

•	50,000 shares after 24 months from the Appointment Date

•	50,000 shares after 36 months from the Appointment Date

•	50,000 shares after 48 months from the Appointment Date
Further, once vested, such shares should be retained until you are able to meet or exceed the Share Ownership Requirements described below. However, you will be permitted to sell sufficient vested shares to meet personal income tax and national insurance contributions on the vested shares.
Further details of the ISAP grant will be provided once it is formally approved. The value of these awards will be determined by the share price at vesting.
All Employee Share Plans
You will be eligible to participate, on a voluntary basis, in the Cadbury Sharesave Plan and the Share Incentive Plan, two all-employee share purchase plans in the UK.
Share Ownership Requirements
Cadbury has share ownership requirements for senior executives. The current requirements would require you to accumulate over a 3-5 year period and hold shares to the value of four times base salary.
Benefits
The Company operates a flexible benefits scheme (‘Choices’), under which you have the flexibility to select the amount to be spent on certain benefits. As part of your participation in Choices, you will receive an annual Choices Allowance that is based upon the following core senior executive benefits:
•	Annual leave of 25 days per annum (with the option to purchase up to a further 5 days)

•	Company Car (or allowance of £20,000 per annum)

•	Fuel card (or allowance of £1,150 per annum)

•	EMR Executive Medical Plan for Family (value £2,132 or allowance of £1,066 per annum)

•	PwC Tax and Financial Planning Service (or allowance of £2,500 per annum)
You may supplement your Choices Allowance by exchanging some of your base salary in return for an increase in your Choices Allowance. The value of some benefits or allowances are expressed as annual rates as at 1 December 2008 and may change as part of our Choices Flexible Benefits annual renewal from the beginning of Period 4, 2009.
Retirement and Risk Benefits
The Company will provide an overall retirement and risk benefit allowance equivalent to 30% of base salary to be invested as you wish.
Relocation
We will make available to you an appropriate senior executive relocation programme in line with our current policies and practices to facilitate transfer to the UK. The details of such a programme will be agreed with you and laid out in a separate letter once we have a better understanding of your circumstances.
Commuting to Uxbridge
Cadbury has a range of polices to support a colleague’s commute to work. Colleagues that commute by public transport or ‘green commute’ are entitled to incentive payments. These are explained in detail in your full offer pack. If you choose to drive to work, we will provide a free parking space.
Termination — Notice Period and Phased Payments
You will be required to give 26 weeks’ notice in the event of resignation.
In the event of dismissal, whatever the cause, except for gross or serious misconduct, your notice period will be 52 weeks. However, in lieu of notice, the Company may pay phased termination payments of up to 52 weeks’ base salary plus target annual incentive plan award; such payments will be reduced or eliminated during the phased payment period if alternative sources of income are procured, e.g., full-time executive employment, non-executive directorships or consultancy engagements.
Full details of how termination arrangements will operate are laid out in the Service Agreement.
Senior Executive Service Agreement
Your appointment to this position is subject to your agreeing to the terms and conditions of a senior executive Cadbury Holdings Ltd Service Agreement, a copy of which will be sent to you as soon as practicable w/c 8 December.
Assuming you have a Green Card and wish to retain it, you will be subject to US taxation (as well as UK taxation) on your earnings from employment with Cadbury, and this agreement will therefore need to be reviewed to ensure appropriate compliance with Section 409A of the US Tax Code.
Bob Stack or Don Mackinlay, our Global Remuneration and Benefits Director, will be happy to discuss with you any questions you may have regarding this agreement.
Conditions of Offer
This offer is subject to the following:
•	Medical and satisfactory references

On the assumption that you accept this offer, we will arrange for a private ‘fit to work’ medical in the UK or US.

•	Your agreement to undergo a personal background check

Once provided to you, please also complete the background check authorisation & release form and return it to Don Mackinlay.

•	Evidence of right to work in the UK

In line with the Asylum and Immigration Act 1996, please can you send Don Mackinlay a copy of your birth certificate or other evidence giving you the right to work in the UK.
The terms above reflect current reward policy for senior executives and you will be covered by the same terms as other senior executives for any plans that may change but it is stressed that we do not currently intend to make any major changes for 2009.

Please confirm your acceptance of this appointment by signing and returning a copy of the attached Confirmation of Acceptance to me or Don Mackinlay as soon as practicable.
On receipt of your acceptance, Don will arrange for three originals of your Service Agreement to be sent to you for your signature.
In the meantime, please do not hesitate to contact Don or myself with any queries about this offer (01895 615080; don.mackinlay@csplc.com).
Andrew, I have really enjoyed our dialogue, and believe you can make a significant difference in helping our team achieve the goals we have set out in our 2008-11 Vision Into Action plan. In addition, I believe you can make a substantial contribution in crafting our future strategy, both commercial and financial, as we look beyond 2011. I sincerely hope you find this offer acceptable, and I look forward to welcoming you to Cadbury.
Yours sincerely,
cc:
Dr W Berndt
Mr R Carr
D D Mackinlay
E M Spencer
R J Stack/C Van Steenbergen
H A Udow

CONFIRMATION OF ACCEPTANCE
Form: Andrew Bonfield

To:	Don Mackinlay Global Remuneration and Benefits Director

Re:	Appointment Letter
I Confirm that I accept the position of Chief Financial Officer Designate on the terms and conditions laid out in Todd Stitzer’s letter to me of 5 December 2008.

Signature
A Bonfield	/s/ Andrew Bonfield	Date 10/12/08

Please return a copy of this Confirmation of Acceptance to:
Don Mackinlay
Global Remuneration and Benefits Director
Cadbury Holdings Ltd
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
United Kingdom